United States securities and exchange commission logo





                              April 26, 2024

       Kenneth Dodgen
       Chief Financial Officer
       Primoris Services Corp
       2300 N. Field Street, Suite 1900
       Dallas, Texas 75201

                                                        Re: Primoris Services
Corp
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Filed on February
27, 2024
                                                            File No. 001-34145

       Dear Kenneth Dodgen:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Note 2 - Summary of Significant Accounting Policies, page F-12

   1. We note your disclosure that in June 2023, you entered into an Accounts Receivable
                                                        Securitization Facility
with PNC Bank, National Association that you account for the accounts receivable
sold to the banking counterparty as a sale of financial assets and derecognize the trade
accounts receivable from your Consolidated Balance Sheets. We further note that you
have no continuing involvement in the transferred accounts
                                                        receivable, other than
collection and administrative responsibilities. Given the Company's continued collection
and administrative responsibilities, please further clarify whether the
                                                        Company determined
whether it had any servicing obligation that would result in the
                                                        Company having to
recognize a servicing asset or liability. Refer to ASC 860-10-25-1


       Note 13 - Reportable Segments, page F-32

   2. We note that you changed your reportable segments during the first quarter of 2023.
 Kenneth Dodgen
Primoris Services Corp
April 26, 2024
Page 2
         Please tell us whether the change in reportable segments impacted your existing reporting units prior to this change. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC 350-20-35-3C(f) and 350-20-35-45.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKenneth Dodgen                               Sincerely,
Comapany NamePrimoris Services Corp
                                                               Division of
Corporation Finance
April 26, 2024 Page 2                                          Office of Real
Estate & Construction
FirstName LastName